EXHIBIT2.2

plan of exchange between

Moving Box Inc.
AND

Moving Box entertainment, llc

THIS PLAN OK EXCHANGE ("plan") dated as of March 23. 2010. adopted and made by and between Moving Bon Inc.. a Delaware corporation having its registered office at 1811 Silverside Road, Wilmington, Delaware 19810 ("parent corporation"), and Moving Box Entertainment, LLC. a North Carolina limited liability company, having ils principal office at 222 H. Jones Avenue. Wake Forest North Carolina 27587 ("subsidiary exility").

WITNESSETH:

WHEREAS, parent corporation is a corporation organized and existing under the laws of the state of Delaware, the authorized capital stock of which consists of" 95,000.000 shares of common stock ("parent corporation common stock"), and 5,000,000 shares of" preferred slock ("parent corporation preferred stock") of which, at the date hereof, zero shares of common stock and zero shares of preferred stock are issued and outstanding: and

WHEREAS, subsidiary entity is a limited liability company organized and existing under the laws of the state of North Carolina; and

WHEREAS. the board of directors of parent corporation and members of subsidiary entity deem the acquisition of subsidiary entity member interests by parent corporation, under and pursuant to the terms ami conditions herein set forth, desirable and in the best interests of the respective entities and their respective shareholders and members. I he board of directors of parent corporation and the members of subsidiary entity have adopted and approved this Plan of Exchange on the date set forth below:

NOW. THEREFORE in consideration of the premises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

ARTICLE I.

Exchange

Subject to the terms and conditions of this plan, on ihe effective dale (as defined in article III). penal corporation shall acquire all of Ihe interests of subsidiary entity (said transaction being hereinafter referred to as the "exchange").

ARTICLE II.

(A) Parent shall undertake and assume all liabilities of subsidiary that were incurred prior to the effective date of this plan in consideration for all member interest of Moving Box l.ntertainment. LLC. a North Carolina limited liability company. This assumption by parent shall not extend for any liabilities IBM are incurred b\ subsidiary as of. or after. Ihe effective date of this plan.

(B) The closing of the transactions contemplated by this agreement (the "closing") shall take place at 222 F. Jones Avenue. Wake Forest. North Carolina 27587 on March 26. 2010.

Subsidiary shall deliver to Parent all member interests in proper form for transfer, free of any notation of any adverse claims, conveying to Parent good aixl marketable title to the interests, free and clear of all liens, claims, charges, pledges, rights, and encumbrances of any nature whatsoever;

(C) No person or entity is entitled to anv brokerage or llnder's fee or commission or other like payment in connection with the negotiations relating to or the transactions contemplated by this agreement, bused on any agreement, arrangement, or understanding with (a) the corporations or any of the corporations, respective officers, directors, members, agents, or employees, or shareholders.

(F) No exchange under paragraph (A) of this article II shall be made in respect of unv stock or interest to which a shareholder or member lias elected to exercise dissenters' rights until such time as such shareholder or member shall have effectively lost his or her dissenters' rights.

ARTICLE III.

Effective Hate of the Exchange

The exchange shall become effective on the date of execution.

ARTICLE IV.

Further Assurances

If at any time the parent corporation shall consider or be advised that any further assignments, conveyances, or assurances are necessary or desirable to vest, perfect, or confirm in the parent corporation title to any properly or rights of subsidiary entity, or otherwise carry out the provisions hereto, the proper memberts) of subsidiary entity as of the effective dale, and thereafter the officers of the parent corporation acting on behalf of subsidiary entity, shall execute and deliver any and all proper assignments, conveyances, and assurances, and do all things necessary1 or desirable to vest, perfect, or confirm title to such property or rights in parent corporation and otherwise carry out the provisions hereof.

ARTICLE V.

Miscellaneous

(A) This plan may be amended or supplemented at any time by mutual agreement of subsidiarv cnlitv and parent corporation. Any such amendment or supplement must Ik* in writing and approved by their respective memberts) and board of directors.

(B) I he headings of several articles herein are inserted for convenience of reference only and are not intended to be a pan of or to affect the meaning or interpretation of this plan.

(C) For the convenience of the parties hereto, this plan may he executed in several counterparts, each of which shall be deemed the original, but all of which together shall constitute one and the same instrument.

(D) This plan shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and entirely to be performed in -such jurisdiction.

IN WITNESS WHEREOF, the parlies hereto have caused this plan to be executed by those duK authorized on this the ____ day of March. 2010.

SCHEDULES

Schedule A:	Moving Box Inc. - Articles of Incorporation
Schedule B:	Moving Box Inc. - Corporate Bylaws
Schedule C:	Moving Box Inc. - Corporate Minutes
Schedule D:	Moving Box Entertainment. LLC - Articles of Organization
Schedule E:	Moving Box Entertainment. LLC - Operating Agreement
Schedule F:	Moving Box Entertainment. LLC - Company Minutes